Mail Stop 4561

May 1, 2007

Kenneth R. Kent
Vice Chairman, Chief Financial Officer and Treasurer
Ford Motor Credit Company
One American Road
Dearborn, MI 48126

   Re: **Ford Motor Credit Company**
       Form 10-K for the Fiscal Year Ended December 31, 2005
       File No. 001-06368

Dear Mr. Kent:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Kevin W. Vaughn
            Branch Chief